Exhibit 99.80

WonderFi to Acquire Bitbuy, Canada's First Approved Crypto Marketplace with Over $4.4B Transacted

Vancouver, British Columbia--(Newsfile Corp. - January 4, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC PINK: WONDF) (WKN: A3C166) (FTX:WNDR) (the "Company" or "WonderFi") today announced that it has entered into a definitive agreement to acquire First Ledger Corp., the parent company of Bitbuy Technologies Inc. ("Bitbuy"), a leading cryptocurrency platform and the first approved crypto marketplace in Canada. The acquisition and integration will establish WonderFi as a leading end- to-end consumer platform for people seeking access to crypto and decentralized finance ("DeFi").

"The integration of WonderFi and Bitbuy is a huge step forward in our mission of democratizing finance through easy and secure access to DeFi and crypto," said Ben Samaroo, CEO of WonderFi. "A licensed marketplace serves as a crucial gateway to the digital asset economy, and facilitates a robust end-to-end, unified client experience. The integration of Bitbuy's product suite will accelerate and expand the reach and scope that WonderFi can offer to the market, and will drive long-term growth and value for the Company."

Bitbuy was founded in 2016 and has grown to become one of North America's leading crypto marketplaces. Today, Bitbuy is a trusted execution platform that services over 375,000 users, with more than $4.4 billion transacted through the platform.

In November 2021, Bitbuy became Canada's first approved crypto marketplace, and was recently ranked 9th in the Deloitte Technology Fast 50™ program, with 3,379% in revenue growth from 2017 to 2020 making it the highest-ranking crypto asset trading platform amongst the Fast 50 winners. In the twelve months ended September 30, 2021, Bitbuy generated over $31.0 million in revenue.

Kevin O'Leary, globally renowned investor, ambassador and strategic advisor to WonderFi commented: "this is a combination of two management teams with excellent executional skills that now have the bandwidth, assets and licenses to provide an institutional grade compliant crypto platform to investors interested in exposure to centralized and decentralized financial services."

"This transaction represents an exciting new chapter for Bitbuy," said Dean Skurka, President and CFO of Bitbuy. "The alignment with WonderFi's talented team, along with numerous operational synergies, represents opportunities for future growth we can collectively share with our clients, staff and shareholders."

Key Transaction Benefits

•	In-houses one of Canada's fastest growing crypto platforms with leading market share in BTC/CAD and ETH/CAD and a demonstrated history of material revenue growth
•	Introduces multiple new business lines to WonderFi, including an approved crypto marketplace and OTC business which services both retail and institutional clients
•	Introduces a strong front-end business line to WonderFi, enabling licensed fiat on-ramp and platform to a growing Canadian market segment
•	Adds over 375,000 registered users to the WonderFi ecosystem and over $455 million of assets under custody as at December 31, 2021.
•	Presents the ability to bring new features, offerings and functionality to an existing user base on the Bitbuy platform
•	Establishes WonderFi as the owner and operator of the first crypto marketplace license in Canada Accelerates product development capabilities and scaling potential by adding over 80 staff including engineers and other personnel
•	Material revenue and cost synergies expected via user base integration, cross selling services and a combined global offering

Transaction Details

Under the terms of the agreement, the consideration to Bitbuy shareholders will consist of 70 million newly issued common shares of WonderFi, $20 million in upfront cash and $30 million in deferred cash via a vendor-takeback note due in 12 months, implying an aggregate transaction value of approximately

$206 million. WonderFi will use its balance sheet to fund the cash consideration.

WonderFi will retain substantially all current Bitbuy employees and enter into employment agreements with key members of the management team. Upon closing, WonderFi will appoint one Bitbuy nominee as an independent member of WonderFi's Board of Directors and, at the next annual meeting of shareholders, will nominate Dean Skurka to the Board. Mark Binns resigned from the WonderFi Board of Directors effective January 3, 2022.

The transaction has been approved by the boards of directors of both WonderFi and Bitbuy. The acquisition is expected to close in the first quarter of 2022, subject to approval by WonderFi and Bitbuy shareholders, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals. WonderFi and Bitbuy have received voting support agreements for the transaction from the holders of more than two-thirds of all classes of Bitbuy shares.

Advisors

Cassels Brock & Blackwell LLP is acting as legal advisor to WonderFi on this transaction and Haywood Securities Inc. provided a fairness opinion to the Board of Directors of WonderFi. Canaccord Genuity Corp. is acting as financial advisor and Chitiz Pathak LLP and Wildeboer Dellelce LLP are acting as legal advisors to Bitbuy on this transaction.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

Bitbuy Technologies Inc.

Dean Skurka, President

dean@bitbuy.ca

Media Contact: binu.koshy@bitbuy.ca

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way.

For more information, visit www.wonder.fi.

ABOUT BITBUY

Bitbuy is a Canadian owned and operated digital asset marketplace and restricted dealer. Bitbuy's mission is to provide its clients the best global prices, the deepest liquidity, and the most digital asset products in Canada with a convenient, dependable, and secure platform. Bitbuy is proudly registered as a restricted dealer and is Canada's first registered digital asset marketplace in Canada. Bitbuy's head office is in downtown Toronto, with over 85 employees. In addition to its registration as a Marketplace and Restricted Dealer, Bitbuy is also registered with FINTRAC as a Money Services Business under the Virtual Asset Service Provider category. Bitbuy was founded in 2016 and is currently one of Canada's largest cryptocurrency platforms by trading volume. Bitbuy offers crypto trading services to beginners, advanced traders, and corporations making it The crypto destination of investors.TM

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the anticipated benefits of the transaction, the ability of the Company and Bitbuy to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and Bitbuy to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the inability of the Company and Bitbuy to integrate successfully such that the anticipated benefits of the transaction are realized, the inability of the Company and Bitbuy to obtain the necessary regulatory and shareholder approvals for the transaction, the inability of the Company and Bitbuy to close the transaction on the terms and timing described herein, or at all, the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/108997